FILE NO. 0-25322


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                                For May 30, 2003


                        GENSCI REGENERATION SCIENCES INC.
               ---------------------------------------------------
               (Translation of the registrant's name into English)

                          Suite 1000 - 1235 Bay Street
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                    (Address of principal executive offices)

                         Toronto, Ontario M5R 3K4 CANADA
               ---------------------------------------------------


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]


                 Form 20-F        |X|               Form 40-F         |_|


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]


                  Yes              |X|               No                |_|

         Rule 12g-3-2(b) #:  82-2803

                      GENSCI AND OSTEOTECH SIGN SETTLEMENT

IRVINE, CALIFORNIA AND TORONTO, ONTARIO, MAY 30, 2003 - GenSci Regeneration Sciences Inc. (TSX: GNS), The OrthoBiologics Technology Company(TM), today announced that GenSci and Osteotech have signed a settlement agreement as per the terms previously announced in GenSci's press release dated April 21, 2003. GenSci has received a covenant from Osteotech not to sue GenSci in connection with its newly introduced products, including DynaGraft(R) II, OrthoBlast(R) II and Accell(R) DBM100.

Terms of the settlement will be incorporated into an Amended Plan of Reorganization and an Amended Disclosure Statement, which must be filed with and confirmed by the bankruptcy court. The settlement is contingent upon bankruptcy court approval.

Terms of settlement include payment of $7.5 million by GenSci to Osteotech. Payments to Osteotech include $1 million to be paid after the effective date of GenSci's plan of reorganization followed by payments of $325,000 per quarter for twenty quarters with interest payable at the federal judgment rate, currently 1.3%, capped for purposes of future interest payments at 3% per annum.

To secure the amounts to be paid to Osteotech, GenSci will provide to Osteotech an irrevocable letter of credit, or an escrow agreement acceptable to Osteotech, in the amount of $5 million and a security interest in its assets to secure the remaining balance of $1.5 million.

Osteotech and GenSci have agreed to dismiss all litigation that is currently pending between them.

Certain statements contained herein are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include the timing and success of litigation settlement activities and bankruptcy proceedings. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results, performance or achievements of the company to be materially different from those expressed or implied. Forward-looking statements involve risks and uncertainties, including, but not limited to, such risks as are described in the company's annual report.

For additional information please visit GenSci's new Web site:
www.gensciinc.com
-----------------

Peter Ludlum                                Louis G. Plourde
Chief Financial Officer                     Investor Relations
GenSci Regeneration Sciences Inc.           GenSci Regeneration Sciences Inc.
(949) 595-8710                              (800) 561-2955
E-mail:  peterl@gensciinc.com               E-mail:  lplourde@gensci-regen.com
         --------------------                        --------------------------

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                      GENSCI REGENERATION SCIENCES INC.
                                      ---------------------------------
                                                 (REGISTRANT)


Date: 05-30-03                                     /s/ Peter B. Ludlum
                                                   -------------------
                                                   Peter B. Ludlum
                                                   Chief Financial Officer